SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549

                                 ---------------

                                   SCHEDULE TO

                                 (Rule 14d-100)

                  TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 1)

                                   AMGEN INC.
         --------------------------------------------------------------
                       (Name of Subject Company (Issuer))

                           MERIDIAN VENTURE GROUP, LLC
                          MERIDIAN VENTURE CAPITAL, LLC
                     MERIDIAN VENTURE GROUP MANAGEMENT, LTD.
       ------------------------------------------------------------------
                            Name of Filer and Offeror

                      CONTRACTUAL CONTINGENT PAYMENT RIGHTS
                          ARISING FROM THE PURCHASE OF
               CLASS A INTERESTS OF AMGEN CLINICAL PARTNERS, L.P.
        ----------------------------------------------------------------
                         (Title of Class of Securities)

                                      NONE
                   ------------------------------------------
                      (CUSIP Number of Class of Securities)

                               David B. Schmickel
                           767 Fifth Avenue, 4th Floor
                            New York, New York 10153
                                 (212) 688-2015

                                 with copies to:

                             Steven J. Pierce, Esq.
                        Pryor Cashman Sherman & Flynn LLP
                           410 Park Avenue, 10th Floor
                            New York, New York 10022
                                 (212) 326-0139
   --------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
    Authorized to Receive Notices and Communications on Behalf of each Filer)

      This Amendment No. 1 amends the Tender Offer Statement on Schedule TO of Meridian Venture Group, LLC, filed with the Securities and Exchange Commission September 11, 2000, relating to the tender offer for up to 100 Contractual Contingent Payment Rights Arising From The Purchase Of Class A Interests of Amgen Clinical Partners, L.P. as follows:

Item 1. Summary Term Sheet

      The information set forth in the "Summary Term Sheet" of the Offer to Purchase, incorporated by reference in Item 1 of Schedule TO, under the heading "What Are The Terms Of The Offer" is amended in its entirety as follows:

            "WHAT ARE THE TERMS OF THE OFFER? We are offering to purchase up to 100 CCPRs from you and the other beneficial owners at $265,000 per CCPR in cash, adjusted for distributions. We have the cash to consummate this transaction. If you are the owner of your CCPR(s) at any time prior to expiration of the Offer, and you complete and send to us a letter of transmittal that we have provided to you in connection with this Offer, where you agree to sell or "tender" your CCPRs to us, you will be able to participate. If you tender your CCPRs, you will receive the cash price we are offering for your CCPRs, unless more than 100 units are tendered to us. If that happens, we will still purchase a total of 100 CCPRs but we may elect to purchase from you only a fraction of the CCPRs you tender, but still at the rate of $265,000 per CCPR. The Purchase Price will be automatically reduced by the aggregate amount of the value of any distributions made or declared by Amgen Inc. ("Amgen") on or after September 11, 2000, and prior to the expiration of the Offer for the tendered CCPRs. You also will not have to pay any brokerage fees or any similar expenses if you tender the CCPRs directly to the third party depositary that we hired to complete this transaction. If you own your CCPRs through a broker or other nominee, you might want to check whether they will charge any fee to tender your CCPRs for you. See the "Introduction" to this Offer to Purchase and Section 1 - "Terms of the Offer"."

Item 3. Identity And Background Of The Filing Person

      Item 3 is hereby amended to reflect that Meridian Venture Capital, LLC, and Meridian Venture Group Management, Ltd are each being added as a Filer and Offeror. Accordingly, the first paragraph of the Cover Page of the Offer to Purchase is hereby amended as follows:


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

            Meridian Venture Group, LLC, a Delaware limited liability company (the "Purchaser"), hereby offers to purchase up to 100 outstanding contractual contingent payment rights arising from the purchase of Class A Interests of Amgen Clinical Partners, L.P. (the "CCPRs") for cash consideration per CCPR of $265,000 (the "Purchase Price") upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer"). Meridian Venture Capital, LLC, a Delaware limited liability company is the manager and sole member of Purchaser. Meridian Venture Capital, LLC delegated its rights, powers and duties as manager with respect to this Offer and the purchase, sale, holding, and exercise of all rights with respect to CCPRs to Meridian Venture Group Management Ltd., a New York corporation. Both Meridian Venture Capital, LLC and Meridian Venture Group Management, Ltd. are affiliates of Purchaser. The Purchase Price will be automatically reduced by the aggregate amount of the value of any distributions made or declared by Amgen Inc. ("Amgen" or the "Company") on or after September 11, 2000, and prior to the expiration of the Offer. This Offer is made to all current holders of CCPRs (each a "Holder").

Item 4. Terms of the Transaction

      The Summary Terms Sheet, incorporated by reference into Item 4 to Schedule TO, has been amended in Item 1 to reflect that the Purchase Price will be automatically reduced by the aggregate amount of the value of any distribution made or declared by Amgen, Inc on or after September 11, 2000, and prior to the expiration of the Offer.

      The first paragraph of the "Introduction" of the Offer to Purchase, incorporated by reference in Item 4 of Schedule TO, is amended in its entirety as follows:

                                  "INTRODUCTION

            Meridian Venture Group, LLC, a Delaware limited liability company (the "Purchaser"), hereby offers to purchase up to 100 outstanding Class A contractual contingent payment rights (the "CCPRs") arising from the purchase of Class A Interests of Amgen Clinical Partners, L.P. ("ACPLP" or the "Partnership"), for cash consideration per CCPR of $265,000, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer"). The Purchase Price will be automatically reduced by the aggregate amount of the value of any distributions made or declared by Amgen Inc. ("Amgen"), on or after September 11, 2000, and prior to the expiration of the Offer. This Offer is made to all current holders of the CCPRs (collectively "Holders" and individually a "Holder").

      The first paragraph of Section 14 of the Offer to Purchase which is incorporated by reference into Item 4 of Schedule TO is hereby amended in its entirety as follows:

            "Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered CCPRs promptly after expiration or termination of the Offer), to pay for any CCPRs tendered, and may postpone the acceptance for payment or, subject to the restriction referred to above, payment for any CCPRs tendered, and may amend or terminate the Offer (whether or not any CCPRs have theretofore been purchased or paid for) if Purchaser is not satisfied, in its reasonable discretion (i) that upon the expiration of the Offer, (a) Purchaser and its nominee will have full rights to ownership as to all such CCPRs, and that Purchaser, or its nominee will become the registered holder of the purchased CCPRs; and (b) Amgen has consented to the transfer of the CCPRs to Purchaser and to the direct payment all payments related to the CCPRs into a collection account controlled by a collateral agent to which Purchaser has pledged a security interest in the CCPRs on behalf of the Lender,
            (ii) that upon payment for the CCPRs, all material regulatory and related approvals have not been obtained or made on terms reasonably satisfactory to Purchaser, or (iii) at any time before expiration of the Offer, any of the following events shall occur or shall be deemed by Purchaser to have occurred:"

      The last paragraph of Section 14 of the Offer to Purchase which is incorporated by reference into Item 4 of Schedule TO is hereby amended in its entirety as follows:

            "The foregoing conditions are for the sole benefit of Purchaser and may be asserted by Purchaser regardless of the circumstances

            (other than any action or inaction by Purchaser) giving rise to any such condition or may be waived by Purchaser, in whole or in part, from time to time in its reasonable discretion. The failure by Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right and may be asserted at any time and from time to time. Any reasonable determination by Purchaser concerning any of the events described herein shall be final and binding."

Item 7. Source And Amount Of Funds Or Other Consideration

      The first paragraph of Section 10 of the Offer to Purchase which was incorporated by reference in Item 7 of Schedule TO is amended in its entirety as follows:

            "10. SOURCE AND AMOUNT OF FUNDS

            The Purchaser estimates that the maximum amount of funds required to purchase CCPRs pursuant to the Offer and to pay related costs and expenses will be approximately $26.6 million. The Purchaser presently anticipates that all amounts required for the purchase of CCPRs and to pay related costs and expenses will be funded from (i) existing cash balances of Purchaser and MVC, (ii) a Loan Agreement with a third-party lender; and (iii) equity commitments from its sole member."

Item 11. Additional Information

      Section 7 of the Offer to Purchase which was incorporated by reference in
Item 11 of Schedule TO is amended in its entirety as follows:

            "7. EFFECT OF THE OFFER ON EXCHANGE ACT REGISTRATION

            The CCPRs are currently registered under the Exchange Act. Such registration may be terminated upon application of Amgen to the Commission if the CCPRs are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of the registration of the CCPRs under the Exchange Act would substantially reduce the information required to be furnished by Amgen to Holders and to the Commission and would make certain of the provisions of the Exchange Act no longer applicable to the CCPRs. To the Purchaser's knowledge and belief, upon the completion of this Offer, there will still be at least 300 holders of record of CCPRs and accordingly the Offer will have no effect on Exchange Act registration of the CCPRs. Purchaser has no current plans to seek to cause Amgen to terminate such registration and is unaware whether Amgen would ever seek to terminate such registration."

                                    Signature

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 28, 2000


                              Meridian Venture Group, LLC


                              By: /s/ David B. Schmickel
                                  --------------------------------
                                    David B. Schmickel


                              Meridian Venture Capital, LLC


                              By: /s/ David B. Schmickel
                                  --------------------------------
                                    David B. Schmickel


                              Meridian Venture Group Management, Ltd.


                              By: /s/ David B. Schmickel
                                  --------------------------------
                                    David B. Schmickel